

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2021

Zhiweu Xu
Chief Executive Officer
Jowell Global Ltd.
2nd Floor, No. 285 Jiangpu Road
Yangpu District, Shanghai
China 200082

   Re: Jowell Global Ltd.
    Amendment No. 1 to Registration Statement on Form F-1
    Filed December 28, 2020
    File No. 333-250889

Dear Mr. Xu:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-1

Consolidated Financial Statements, page F-1

1.   Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction to Item 8.A.4:2. as an exhibit to your registration statement.

Exhibit 5.1, page II-2

2.   It is inappropriate for counsel to limit its opinion to certain documents; accordingly, please revise the introductory language to Section 1 to clarify that counsel has examined all documents that it has deemed necessary to render its opinion. In addition, please delete as inappropriate the assumption in Section 2.3 that "there is nothing contained in the minute book or corporate records of the Company (which we have not inspected), which would or might affect the opinions set out below." Further, please have counsel opine that the warrants are legal, binding obligations of the company. Finally, please revise your exhibit index to include the Maples & Calder tax opinion as exhibit 8.2 and provide a cross reference to exhibit 5.1.

        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services